September 9, 2024

W. Bradley Voss
Executive Vice President and Chief Financial Officer
Triumph Financial, Inc.
12700 Park Central Drive
Suite 1700
Dallas, TX 75251

       Re: Triumph Financial, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-36722
Dear W. Bradley Voss:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management   s Discussion and Analysis of Financial Condition and
Results of Operations
2023 Items of Note, page 56

1.     We note your disclosures here, and elsewhere in your Form 10-K, regarding the
       Misdirected Payments, including disclosure indicating you have accounted for this factored receivable as a loan 90 days plus and accruing for over 42 months, have not recognized interest, nor provided for an allowance or estimated liability as of December
       31, 2023 and subsequent interim periods. Additionally, we note your disclosure that
          Based on our legal analysis and discussions with our counsel advising us on this matter, we continue to believe it is probable that we will prevail in such action and that the USPS will have the capacity to make payment on such receivable. Consequently, we have not
       reserved for such balance as of December 31, 2023    and recent interim
periods.

       In order for us to more fully understand how management determined the above noted
       accounting and loan classification, please provide the following information in your
 September 9, 2024
Page 2

       response letter:

             Please tell us your accounting policy for factored receivables and provide appropriate
           examples, as we note the reference to ASC 310 and ASC 606 in Note 23, but no corresponding details regarding how these specifically apply to the key aspects of your accounting for factored receivables;
             Please tell us how ASC 310, ASC 606 and any other authoritative guidance impacted
           management   s judgments and determinations in classifying the
misdirected payment
           as past due 90 days or more and accruing for an extended period and concluding not to recognize interest;
             Please explain your consideration of ASC 326 since adoption and whether you have
           recognized any provision or reserve on this receivable considering the extended period of time since the payments were misdirected;
             Please tell us whether this receivable has any customer reserves held to settle any
           payment disputes, collection shortfalls or to pay customers obligations to third parties which appears to be a customary arrangement in typical factoring transactions you engage in; and if so, where such amounts are in your balance sheet; and
             Please tell us how you considered whether this asset should be classified as a
           litigation receivable asset pursuant to ASC 450, including any recent developments impacting this determination and how any developments changed
management   s
           accounting determinations.
Macroeconomic Considerations, page 57

2. We note from your disclosure that the company experienced an increase in the volume of loan modifications during the year including modifications made to troubled borrowers.
       We also note from your tabular disclosures regarding loan modifications to borrowers experiencing financial difficulty on page 129 that at the end of the reporting period 10.3%
       of the company   s CRE loan portfolio had been modified to provide a
combination of term
       extension and rate reduction, and a further 2.8% of the company   s CRE
loan portfolio had
       been modified to provide payment delay and rate reduction. In future filings please revise to disclose additional detail commensurate with the guidance at ASC 310-10-50-38 and regarding your policies for modifications of loans, including:

             An enhanced discussion regarding the circumstances under which you would and would not consider granting loan modifications, focusing on the industries, loan class and geographies for which loan modifications are most prevalent; and
             How loan modifications are subsequently monitored and managed, and a discussion and analysis of your ability to collect the full contractual principal and interest on the original terms of the modified loans.
Loan Portfolio, page 78

3.     We note from your tabular disclosure that commercial real estate (   CRE
  ) loans increased
       $134.6 million, or approximately 20% during the fiscal year ended December 31, 2023, and represent a significant portion of your total loan portfolio. We also note disclosure on page 21 that in addition to the principal economic risk associated with each class of loans,
 September 9, 2024
Page 3

       additional factors related to the credit quality of CRE loans include tenant vacancy rates and the quality of management of the property, and that a failure to effectively measure and limit the credit risk associated with your loan portfolio could have an adverse effect on your business, financial condition and results of operations. Please revise, in future filings, to further disaggregate the composition of your CRE loan portfolio to address geographic and other concentrations to the extent material to an
investor   s understanding
       of your CRE loan portfolio. In this regard, provide quantitative and qualitative disclosure regarding current weighted average and/or range of loan-to-value ratios and occupancy rates and disclose the extent of your exposure by borrower type, such as office, retail, hotel and multifamily.
Nonperforming Assets, page 81

4. We note the increase in your nonperforming loans at December 31, 2023 when compared to December 31, 2022 and your disclosure that management has established procedures to
       assist in maintaining the overall quality of the Company   s loan
portfolio, but that you
       remain subject to the risk of increasing pressures from deteriorating borrower credit due to general economic conditions. Please revise, in future filings, to clarify in additional detail the specific risk management policies, procedures or other actions undertaken by management in response to the current environment.
Note 24-Business Segment Information, page 159

5. We note that during the quarter ended March 31, 2023, you changed the allocation of certain shared service costs and intersegment interest expense, and that beginning prospectively on June 1, 2023, factoring transactions with freight broker clients were transferred from the Factoring segment to the Payments segment to align with
       TriumphPay's supply chain finance product offerings.         Given the
significant changes in
       your segment results, please provide more information by further explaining in your response letter the following:

             Describe the various forms of discrete financial information regularly reviewed by your CODM, if any, that is at a disaggregated or lower level than your consolidated results.
             Please clarify for us the reason(s) for reallocating certain balance sheet amounts in the presentation of comparative segment Total assets and Gross loans as of December 31,
           2022. Please ensure that your explanation details the reason and associated balance comprising the total amount reallocated for both line items.
             With respect to the changes in methodology for allocating intersegment interest expense to the Factoring and Payments segments, please clarify for us why management believes that such intersegment interest allocations are more intuitive in the current interest rate environment.
             With respect to the changes in methodology for allocating shared service costs, please explain to us the method for allocating expenses to a segment (including Corporate), whether any shared service costs are still allocated to the Banking, Factoring,
           Payments segments and whether the allocations are representative of what the expenses would have been on a stand-alone basis. Please refer in your explanation to
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Page 4

           how the Company   s treatment is consistent with the guidance
provided by ASC 280-
           10-50-29 and ASC 220-10-S99-3 (SAB Topic 1.B).
             We note that under the caption    Operating Segment Results   ,
the Company notes that
           its reportable segments are Banking, Factoring, Payments, and Corporate. Please
           explain the nature of    Corporate    as a reportable segment with
reference to ASC 280-
           10-50-4.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Victor Cecco at 202-551-2064 or John Nolan at 202-551-3492 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance